Filed Pursuant to Rule 433
Registration Statement No. 333-261476

Capped Notes

Capped Notes Linked to the Best-Performing of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX®
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	The best-performing of the S&P 500® Index (Bloomberg symbol: “SPX”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) and the TOPIX® (Bloomberg symbol: “TPX”)
Best-Performing Market Measure:
The Index with the highest index return.

The “index return” means, with respect to an Index, an amount (expressed as a percentage, which may be positive or negative) calculated as follows:

Ending Value – Starting Value
Starting Value

Payout Profile at Maturity
•   1-to-1 upside exposure to increases in the Best-Performing Market Measure, subject to the Capped Value
•  1-to-1 downside exposure to decreases in the Best-Performing Market Measure, with up to 100.00% of your principal at risk

Capped Value	[$12.60 to $13.00] per unit, a [26.00% to 30.00%] return over the principal amount, to be determined on the pricing date
Investment Considerations
This investment is designed for investors who anticipate that the Best-Performing Market Measure will increase moderately over the term of the notes and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000114036124011897/ef20023403_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Best-Performing Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	The Best-Performing Market Measure may have poor performance and may not significantly outperform the lesser-performing Indices.
•
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Indices.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities represented by the Indices, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the EURO STOXX 50® Index and the TOPIX®. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the EURO STOXX 50® Index and the TOPIX® trade against the U.S. dollar which you would have received if you had owned the securities in the EURO STOXX 50® Index and the TOPIX® during the term of your notes, although the value of the EURO STOXX 50® Index and the TOPIX® may be adversely affected by general exchange rate movements in the market

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Index Return of Best- Performing Market Measure	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%	$10.00	0.00%
2.00%	$10.20	2.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
28.00%	$12.80(1)	28.00%
30.00%	$12.80	28.00%
40.00%	$12.80	28.00%
50.00%	$12.80	28.00%
(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.